UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

IGS CAPITAL GROUP LIMITED

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45174N 10 4

(CUSIP Number)

Kok Seng Yeap

Pontoon Boat Inc.

Rm 1202A, 12/F Empire Centre, 68 Mody Road, Tsimshatsui, Kowloon, Hong Kong

852-3956 6928

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 45174N 10 4

1	NAME OF REPORTING PERSONS Pontoon Boat Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Vanuatu
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,290,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,290,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,290,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40%
14	TYPE OF REPORTING PERSON (See Instructions) OO(Other)

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Item 1.          Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of IGS Capital Group Limited, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at G5, Tiara Mutiara (No 139, Jalan Puchong), 58200 Kuala Lumpur, Malaysia .

Item 2.          Identity and Background

This Schedule 13D is being filed by Pontoon Boat Inc., a limited liability company organized in the Republic of Vanuatu (“Pontoon” or the “Reporting Person”). The address of the principal executive office of the Reporting Person is Rm 1202A, 12/F Empire Centre, 68 Mody Road, Tsimshatsui, Kowloon, Hong Kong. The principal business activity of the Reporting Person is investment holding. Pontoon is wholly owned by its director, KOK Seng Yeap (“Principal”). Mr. KOK is also a director of the Issuer and Managing Director of NobleCorp Asset Management Ltd. in Malaysia. Mr. KOK resides mostly in Malaysia. The Reporting Person and Mr. Kok collectively referred to as “Filing Persons”

During the last five years, neither of the Filing Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Considerations

The Reporting Person used cash advanced by the Principal to purchase an aggregate of 1,290,145 shares of the Common Stock (the “Shares”) from the Issuer in privately negotiated transactions. The advance was made on an interest-free basis and has no definite repayment schedule.

Item 4.          Purpose of Transaction

The Reporting Person plans to further develop the existing business of the Issuer and to help the Issuer to diversify to other business in Asia. The Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (1) its business and liquidity objectives; (2) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price; (3) industry, economic and/or securities markets conditions; (4) alternative investment opportunities; and (5) other relevant factors. Without limiting the generality of the foregoing, the Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or other contracts) to at any time or from time to time (A) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise; (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions; (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities; and/or (D) encourage (including, without limitation, through communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer; existing or potential strategic partners; industry analysts; and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger; (ii) changes to the Issuer’s capitalization or dividend policy; (iii) changes to the present Board, including changes to the number or term of Board members or filling existing vacancies on the Board; (iv) changes to the Issuer’s bylaws; and (v) other changes to the Issuer’s business or structure.

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Item 5.          Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The percentages are based upon approximately 3,240,315 shares outstanding as of June 30, 2017. The Principal has sole power to direct the voting and disposition of the Shares owned by the Filing Persons.

(c) No transactions in the Issuer’s Common Stock were effected during the past sixty days other than the transaction described in this Schedule 13D.

(d) Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Person and between such person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.          Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2017

Pontoon Boat Inc.

By: /s/ KOK Seng Yeap
Name: KOK Seng Yeap
Its: Director

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